

## Susie Peebler · 3rd

Ghost Flower has fused fashion, science and movement to empower women to heal, transform and energize their bodies.

Santa Barbara, California, United States · Contact info

453 connections

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 Ghost Flower Inc.

## Experience



**Founder and Executive Chairwoman**
Ghost Flower Inc.
Mar 2018 – Present · 3 yrs 5 mos
Santa Barbara, California Area

I began my yoga practice over a decade ago, to recover from a serious back injury. As I explored self-healing alternatives, I integrated stretches along the Chinese meridians (energy channels). I wanted a better way to visualize those channels. So I traced them on my leggings with a magic marker.

I found this to be a powerful way to visualize the body's energy network. I set out to create an activewear brand that would help other women discover the power of Chinese medicine.





**Managing Director**
Touchstone Energy Ventures
Feb 2004 – Apr 2018 · 14 yrs 3 mos



**Senior Geophysicist**
4C Exploration
Sep 2001 – Feb 2004 · 2 yrs 6 mos
Houston, Texas Area



**Senior Geophysicist**
Edge Petroleum
1997 – 2001 · 4 yrs



**Geophysicist**
Landmark
1987 – 1997 · 10 yrs

Show 1 more experience ⌄

## Skills & endorsements

**Geophysics** · 38

 Endorsed by **D. J. (Jon) Tessman** and 6 others who are highly skilled at this

**Seismology** · 31

 Endorsed by **Robert Benson Ph.D.** and 4 others who are highly skilled at this

**Petroleum Geology** · 29

 Endorsed by **Eric von Lunen** and 2 others who are highly skilled at this

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## Interests


**Geoscientists Without Borders(R) - Huma**
1,795 members


**EnergyPoint Research**
1,588 followers


**Brené Brown** in
University of Houston + University of Texas at Aus


**Ghost Flower Inc.**
78 followers